7/3

Follow-Up Materials

07026075

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

PROCESSED

AUG 27 2007

THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 00002 FISCAL YEAR: ______

(03/94)

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's JPY50,000,000,000
2.35 per cent. Global Notes due June 21, 2027

Filed pursuant to Rule 3 of Regulation AD
Dated: June 26, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of JPY50,000,000,000 principal amount of 2.35 per cent. Global Notes due June 21, 2027 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated June 20, 2007 (the "Pricing Supplement"), each of which was filed previously under reports of the ADB dated July 20, 2005 and June 20, 2007, respectively. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is Citibank, N.A., 21st Floor Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of June 20, 2007, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated June 20, 2007, with Mitsubishi UFJ Securities International plc and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating

JPY50,000,000,000 for an issue price of 99.857% less management and underwriting fees and selling concessions of 0.225%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about June 26, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.857%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount JPY
Mitsubishi UFJ Securities International plc	25,000,000,000
UBS Limited	25,000,000,000
Total	JPY50,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.857%	0.225%	99.632%
Total	JPY49,928,500,000	JPY112,500,000	JPY49,816,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$ 45,000*
Listing Fees (Luxembourg)	$ 13,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated June 20, 2007, previously filed under a report of the ADB dated June 20, 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated June 20, 2007, previously filed under a report of the ADB dated June 20, 2007.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial (212) 225-2730
E-Mail. wolson@cgsh.com

June 26, 2007

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Managers (the "Managers") named in the terms agreement dated as of 20 June 2007 (the "Terms Agreement") between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of the JPY50,000,000,000 2.35 per cent. Global Notes due 21 June 2027 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program, as supplemented by the Pricing Supplement dated 20 June 2007;

(b) the Standard Provisions dated 17 May 2004 (the "Standard Provisions") relating to the issuance of notes by ADB from time to time pursuant to the Program;

(c) the Terms Agreement;

(d) an executed copy of the Global Agency Agreement dated 17 May 2004 among ADB, Citibank, N.A., as global agent, registrar, exchange rate agent, transfer agent, principal paying agent and calculation agent ("Citibank") and

Fortis Banque Luxembourg S.A. (formerly Banque Générale du Luxembourg S. A.), as paying agent and transfer agent;

(e) an executed copy of the registered global note representing the Notes;

(f) the letter of instruction dated 22 June 2007 from ADB to Citibank, authorizing and requesting delivery of the Notes; and

(g) the opinion of the General Counsel of ADB dated 26 June 2007 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 April 2007.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including without limitation, the accuracy of the representations and warranties of ADB in the Standard Provisions).

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's CAD300,000,000
4.75 per cent. Notes due 15 June 2017

Filed pursuant to Rule 3 of Regulation AD
Dated: June 13, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of CAD300,000,000 principal amount of 4.75 per cent. Notes due 15 June 2017 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), which was filed previously under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated 13 June 2007 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007. The global agent, registrar and transfer agent of the ADB with respect to the Notes is Citibank, N.A., at its offices at Citigroup Centre, Canada Square, Canary Wharf, London E14 5BL, United Kingdom and 123 Front Street West, 11th Level, Toronto, Ontario, Canada M5J 2M3.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of 13 June 2007, the ADB entered into a Terms Agreement, filed herewith, with Royal Bank of Canada Europe Limited and The Toronto-Dominion Bank (collectively, the "Managers"), pursuant to which the ADB has agreed to issue,

and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating CAD300,000,000 for an issue price of 99.835% less management and underwriting fees and selling concessions of 0.30%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 15 June 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.835%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount CAD
Royal Bank of Canada Europe Limited	150,000,000
The Toronto-Dominion Bank plc	150,000,000
Total	CAD300,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.835%	0.30%	99.535%
Total	CAD299,505,000	CAD900,000	CAD298,605,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$20,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copies of the opinions of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated 13 June 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated 13 June 2007.

TERMS AGREEMENT NO. 332-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

CAD300,000,000

4.75 per cent. Notes due 15 June 2017

13 June 2007

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (the "**Managers**") agree to purchase from the Asian Development Bank ("**ADB**") its CAD300,000,000 4.75 per cent. Notes due 15 June 2017 (the "**Notes**") described in the pricing supplement dated as of the date hereof relating thereto (the "**Pricing Supplement**") at 10:00 a.m., London time on 15 June 2007 (the "**Settlement Date**") at an aggregate purchase price of CAD298,605,000 on the terms set forth herein and in the Standard Provisions dated as of May 17, 2004 (the "**Standard Provisions**") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that (a) the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date; and (b) as of the date hereof, all documents or other information required by the applicable provincial regulatory authorities in Canada to be filed in order that the Notes will qualify as debt securities described in

section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada) have been filed with such regulatory authorities by or on behalf of ADB. As at the date hereof, each Manager has advised ADB of each of the provinces and territories in Canada in which such Manager has sold or delivered or will sell or deliver any Notes to a purchaser who is a resident thereof or otherwise subject to the laws of thereof or who is purchasing for a principal who is a resident thereof or otherwise subject to the laws thereof.

The obligations of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The obligation of each of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b)(ii) of the Standard Provisions. Each of the Managers hereby waives its right to receive each of the documents described in paragraphs (i) and (iii) through (v) of Section 6(b) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.835 per cent. of the aggregate nominal amount less a combined management and underwriting fee of 0.30 per cent. of the aggregate nominal amount. For the avoidance of doubt, the Managers' purchase price after the above adjustment shall be CAD298,605,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name:	Principal Amount: (CAD)
Royal Bank of Canada Europe Limited	150,000,000
The Toronto-Dominion Bank	150,000,000
Total	300,000,000

2. Payment for the Notes shall be made on the Settlement Date on behalf of the Managers by Royal Bank of Canada Europe Limited to ADB by transfer in immediately available funds to an account designated by ADB. The Notes shall be issued in the form of a registered global note (the "CDS Global Note") which shall be registered in the name of CDS & CO. as nominee for CDS Clearing and Depository Services Inc. ("CDS"). The Notes shall be delivered in book-entry form to Royal Bank of Canada Europe Limited or to its order for the respective accounts of the several Managers on the Settlement Date.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Royal Bank of Canada Europe Limited as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention:	Funding Division, Treasury Department
Telephone:	(632) 632-4713
Facsimile:	(632) 632-4120 or 636-2625

For the Managers:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Attention:	Origination & Syndication Desk
Telephone:	+44 20 7029 7031
Facsimile:	+44 20 7029 7927

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

9. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the Managers hereby:

(i) represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(ii) severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

(iii) severally acknowledges, represents and agrees that, other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada), no action has been or will be taken by ADB that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

10. This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED

THE TORONTO-DOMINION BANK

By:________________________
Name:
Title: Attorney-in-fact for each of the several underwriters named above

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: ________________________
Name: JUANITO LIMANDIBRATA
Title: Assistant Treasurer

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED

THE TORONTO-DOMINION BANK

By: ______________________
Name:
Title: Attorney-in-fact for each of the several underwriters named above

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: ______________________
Name: JUANITO LIMANDIBRATA
Title: Assistant Treasurer

PRICING SUPPLEMENT

ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 332-00-1

CAD 300,000,000

4.75 per cent. Notes due 15 June 2017

Issue price: 99.835 per cent.

DEALERS

RBC CAPITAL MARKETS

TD SECURITIES

The date of this Pricing Supplement is 13 June 2007

This pricing supplement (the "**Pricing Supplement**") is issued to give details of an issue of CAD300,000,000 4.75 per cent. Notes due 15 June 2017 (the "**Notes**") by the Asian Development Bank ("**ADB**") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "**Prospectus**") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2006.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank
2.	Series Number:		332-00-1
3.	(i)	Specified Currency (Condition 1(c)):	Canadian Dollars ("**CAD**")
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable
4.	Aggregate Nominal Amount:		CAD300,000,000
5.	Issue Price:		99.835 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations (Condition 1(a)):		CAD1,000
7.	(i)	Issue Date (Condition 5(d)):	15 June 2007
	(ii)	Interest Commencement Date (if different from the Issue Date (Condition 5(d)):	Not applicable
8.	Maturity Date or Redemption Month (Condition 6(a)):		15 June 2017
9.	Interest Basis (Condition 5)):		Fixed Rate (Condition 5(a)) (further particulars specified below)
10.	Redemption/Payment Basis (Condition 6(a)):		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not applicable
12.	Put/Call Options (Conditions 6(e) and (f)):		Not applicable
13.	Status of the Notes (Condition 3):		Senior
14.	Listing:		Luxembourg
15.	Method of distribution:		Syndicated

Provisions Relating to Interest Payable

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable for the period from and including the Issue Date to but excluding the Maturity Date
(i) Rate(s) of Interest:	4.75 per cent. per annum, payable semi-annually in arrear
(ii) Interest Payment Date(s):	15 June and 15 December in each year from and including 15 December 2007 to and including the Maturity Date; the aggregate amount of annual interest payable in a period of one full year (the **"Annual Interest Amount"**) shall be calculated on the Aggregate Nominal Amount, the aggregate amount of semi-annual interest payable on an Interest Payment Date shall equal one-half of the Annual Interest Amount
(iii) Fixed Coupon Amount(s):	CAD 23.75 per Specified Denomination
(iv) Broken Amount(s):	Not applicable
(v) Day Count Fraction (Condition 5(d)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 days (or 366 days in a leap year) (**"Actual/Actual Canadian Compound Method"**)
(vi) Determination Date(s):	Not applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
17. Floating Rate Note Provisions (Condition 5(b)):	Not applicable
18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable
19. Index-Linked Interest Note Provisions:	Not applicable
20. Dual Currency Note Provisions:	Not applicable

Provisions Relating to Redemption

21. Call Option (Condition 6(e)):	Not applicable
22. Put Option (Condition 6(f)):	Not applicable
23. Final Redemption Amount:	Aggregate Nominal Amount

(i)	Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable
(ii)	Long Maturity Note (Condition 7(f)):	Not applicable
(iii)	Variable Redemption Amount (Condition 6(d))	Not applicable

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Unmatured Coupons to become void (Condition 7(f)):	No

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes. See also "Additional Information Regarding the Notes - Form, Denomination and Registration" below
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable
28.	Details relating to Instalment Notes:	Not applicable
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable
30.	Consolidation provisions:	Not applicable
31.	Other terms or special conditions:	Additional Business Centres: Toronto, London and New York If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment **"Business Day"** means a day on which commercial

banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Toronto, London and New York

Distribution

32. (i) If syndicated, names of Managers:	Royal Bank of Canada Europe Limited and The Toronto-Dominion Bank
(ii) Stabilizing Manager (if any):	Royal Bank of Canada Europe Limited
(iii) Commissions and Concessions:	0.30 per cent. of the Aggregate Nominal Amount
33. If non-syndicated, name of Dealer:	Not applicable
34. Additional selling restrictions:	The following should be read in conjunction with the description contained in Exhibit D to the Standard Provisions dated May 17, 2004, which are incorporated by reference into the Terms Agreement and the description contained in the Terms Agreement.

A. United Kingdom

Each Dealer will represent and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

B. Canada

Each Dealer will severally acknowledge, represent and agree that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

Each Dealer will severally acknowledge, represent and agree that other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the

Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada), no action has been or will be taken by ADB that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers will agree that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Operational Information

35. (i) ISIN:	CA045167BQ54
(ii) CUSIP:	045167BQ5
(iii) CINS:	Not applicable
(iv) Other:	Not applicable
36. Common Code:	030556968
37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and the relevant identification number(s):	CDS Clearing and Depository Services Inc. ("**CDS**") and The Depository Trust Company ("**DTC**"). ISIN: CA045167BQ54 CUSIP: 045167BQ5 For Clearance and Settlement Procedures see "Additional Information Regarding Clearing and Settlement" below
38. Delivery:	Delivery free of payment
39. Additional Paying Agent(s) (if any):	None
40. Governing Law:	English

General Information

Additional Information Regarding the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO. as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada) or DTC (in the United States) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below,

owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream, Luxembourg and Euroclear.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances described below.

If CDS notifies ADB that it is unwilling or unable to continue as depositary in connection with the Global Note or ceases to be a recognized clearing agency under the *Securities Act* (Ontario) or other applicable Canadian securities legislation, and a successor depositary is not appointed by ADB within 90 days after receiving such notice or becoming aware that CDS is no longer so recognized, ADB will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. ADB may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information Regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream, Luxembourg and Euroclear to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC and will be indirectly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

CDS

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited ("**CDS Ltd.**"). After the restructuring, CDS Ltd. (incorporated in 1970) remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("**CDS Participants**") include banks (including the Canadian Subcustodians (defined below)), investment dealers and trust companies and may include the Managers. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralise securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS Ltd., which is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of over the counter trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers Between CDS and DTC, Clearstream, Luxembourg or Euroclear

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through DTC, Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. DTC participants, Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream, Luxembourg or Euroclear

Cross-market transfers between Clearstream, Luxembourg, Euroclear and DTC participants will be effected in CDS.

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or Euroclear participant, the DTC participant will transmit instructions to DTC on settlement date. The Clearstream, Luxembourg participant or Euroclear participant will transmit instructions to Clearstream, Luxembourg or Euroclear at least one business day prior to the settlement date. One business day prior to settlement date Clearstream, Luxembourg and on settlement date Euroclear, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream, Luxembourg and Euroclear.

Although CDS, DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream, Luxembourg and

Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information Regarding Currency

Currency

Initial purchasers are required to make payment in Canadian dollars.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under "Definitive Certificates") are payable in Canadian dollars, but owners of beneficial interests in Notes held through DTC ("DTC Beneficial Owners") will receive such payments in U.S. dollars unless they elect, through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by ADB. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) such DTC Beneficial Owner's election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, "New York business day" means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close..

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, Royal Bank of Canada Europe Limited may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 10 April 2007.

Recent Developments

On 7 May 2007, ADB's Board of Governors approved the following with respect to its 2006 ordinary capital resources net income:

a) U.S.$138.5 million, representing the FAS133 adjustment as of 31 December 2006, be added to the net income from the cumulative revaluation adjustments account;

b) U.S.$52.0 million, representing the adjustment to the loan loss reserve as of 31 December 2006, be added to the loan loss reserve;

c) U.S.$286.2 million be allocated to ordinary reserve;

d) U.S.$286.2 million be allocated to surplus;

e) U.S.$40.0 million be allocated to the Asian Development Fund; and

f) U.S.$40.0 million be allocated to the Regional Cooperation and Integration Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:__________________________
Name: JUANITO LIMANDIBRATA
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

GLOBAL AGENT, REGISTRAR AND TRANSFER AGENT

Citibank, N.A.
21st Floor, Citigroup Centre
Canada Square
Canary Wharf
London E14 5BL

Citibank, N.A.
123 Front Street West, 11th Level
Toronto, Ontario
Canada M5J 2M3

LEGAL ADVISERS TO THE DEALERS

As to Canadian law

Stikeman Elliott LLP
Dauntsey House
4B Fredrick's Place
London EC2R 8AB

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's JPY50,000,000,000
2.35 per cent. Global Notes due June 21, 2027

Filed pursuant to Rule 3 of Regulation AD
Dated: June 20, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of JPY50,000,000,000 principal amount of 2.35 per cent. Global Notes due June 21, 2027 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated June 20, 2007 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is Citibank, N.A., 21st Floor Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of June 20, 2007, the ADB entered into a Terms Agreement, filed herewith, with Mitsubishi UFJ Securities International plc and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes

aggregating JPY50,000,000,000 for an issue price of 99.857% less management and underwriting fees and selling concessions of 0.225%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about June 26, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.857%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount JPY
Mitsubishi UFJ Securities International plc......................	25,000,000,000
UBS Limited..	25,000,000,000
Total	JPY50,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.857%	0.225%	99.632%
Total	JPY49,928,500,000	JPY112,500,000	JPY49,816,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Listing Fees (Luxembourg)	$ 13,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated June 20, 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated June 20, 2007.

TERMS AGREEMENT NO. 339-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

JPY50,000,000,000

2.35 per cent. Global Notes due 21 June 2027

20 June 2007

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") JPY50,000,000,000 of ADB's 2.35 per cent. Global Notes due 21 June 2027 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 10:00 a.m., London time, on 26 June 2007 (the "Settlement Date") at an aggregate purchase price of JPY49,816,000,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus dated 20 July 2005 referred to herein. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of

ADB's representations and warranties contained herein and in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b)(i), (ii), (iv) and (v) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.857 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.225 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Mitsubishi UFJ Securities International plc	JPY25,000,000,000
UBS Limited	25,000,000,000
Total	JPY50,000,000,000

2. Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the following documents:

(i) copies of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) copies of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For Mitsubishi UFJ Securities International plc:

Mitsubishi UFJ Securities International plc
6 Broadgate
London, EC2M 2AA
England
Attention: Transaction Management Group, Legal Department
Telephone: +44 20 75 77 2800
Facsimile: +44 20 75 77 2872

For UBS Limited:

UBS Limited
100 Liverpool Street
London, EC2M 2RH
England
Attention: MTNs and Private Placements
Telephone: +44 20 75 67 2479
Facsimile: +44 20 75 68 3349

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
UBS LIMITED

By: /s/ Shingo Ninomaru
Name: Shingo Ninomaru
Title: Managing Director and Attorney-in-Fact

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By: /s/ Juanito Limandibrata
Name: Juanito Limandibrata
Title: Assistant Treasurer

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 339-00-1

JPY50,000,000,000

2.35 per cent. Global Notes due 21 June 2027

Issue price: 99.857 per cent.

Joint Lead Managers

Mitsubishi UFJ Securities International plc
UBS Investment Bank

The date of this Pricing Supplement is 20 June 2007.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of JPY50,000,000,000 2.35 per cent. Global Notes due 21 June 2027 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2006.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		339-00-1
3.	(i)	Specified Currency (Condition 1(c)):	Japanese Yen ("JPY").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		JPY50,000,000,000.
5.	(i)	Issue Price:	99.857 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	JPY49,816,000,000.
6.	Specified Denominations (Condition 1(a)):		JPY10,000,000.
7.	(i)	Issue Date (Condition 5(d)):	26 June 2007.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		21 June 2027.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	2.35 per cent. per annum, payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	21 June and 21 December of each year, commencing on 21 December 2007.
	(iii) Fixed Coupon Amount(s):	JPY117,500 per Specified Denomination, for each interest payment except for the first interest payment.
	(iv) Broken Amount(s):	JPY114,603 per Specified Denomination, for the first interest payment.
	(v) Day Count Fraction (Condition 5(d)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 days (or, if any portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the period falling in a

		non-leap year divided by 365) ("Actual/365").
	(vi) Determination Date(s):	Not applicable.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.

(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
(i)	Temporary or Permanent Global Note:	Permanent Global Note.
(ii)	Exchange Date in respect of Temporary Global Note:	Not applicable.
(iii)	Applicable TEFRA exemption:	Not applicable.
26.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
27.	Details relating to Installment Notes:	Not applicable.
28.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
29.	Consolidation provisions:	Not applicable.
30.	Other terms or special conditions:	
(i)	Relevant Financial Center:	New York and Tokyo.
(ii)	Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" shall mean a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and Tokyo.

Distribution

31. (i) If syndicated, names of Managers:	Mitsubishi UFJ Securities International plc UBS Limited
(ii) Stabilizing Manager (if any):	Not applicable.
(iii) Commissions and Concessions:	0.225 per cent.
32. If non-syndicated, name of Dealer:	Not applicable.
33. Additional selling restrictions:	Not applicable.

Operational Information

34. (i) ISIN:	XS0307424274.
(ii) CINS:	Not applicable.
(iii) Other:	Not applicable.
35. Common Code:	030742427.
36. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
37. Delivery:	Delivery against payment.
38. Additional Paying Agent(s) (if any):	Not applicable.
39. Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 10 April 2007.

Recent Developments

On 7 May 2007, ADB's Board of Governors approved the following with respect to its 2006 ordinary capital resources net income:

(a) U.S.$138.5 million, representing the FAS 133 adjustment as of 31 December 2006, be added to the net income from the cumulative revaluation adjustments account;

(b) U.S.$52.0 million, representing the adjustment to the loan loss reserve as of 31 December 2006, be added to the loan loss reserve;

(c) U.S.$286.2 million be allocated to ordinary reserve;

(d) U.S.$286.2 million be allocated to surplus;

(e) U.S.$40.0 million be allocated to the Asian Development Fund; and

(f) U.S.$40.0 million be allocated to the Regional Cooperation and Integration Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ____________________

Name: Juanito Limandibrata
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Citibank, N.A.
21st Floor Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

**LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT**

Fortis Banque Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
5.25 per cent. Global Notes due 12 June 2017

Filed pursuant to Rule 3 of Regulation AD
Dated: June 12, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 5.25 per cent. Global Notes due 12 June 2017 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated June 6, 2007 (the "Pricing Supplement"), each of which was filed previously under reports of the ADB dated July 20, 2005 and June 6, 2007, respectively. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of June 6, 2007, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated June 6, 2007, with Daiwa Securities SMBC Europe Limited, Deutsche Bank AG, London Branch, Morgan Stanley & Co. International plc, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Dresdner Bank AG London Branch, Goldman Sachs

International, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Nomura International plc, RBC Capital Markets Corporation and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.485% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about June 12, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.485%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Daiwa Securities SMBC Europe Limited	U.S.$ 300,000,000
Deutsche Bank AG, London Branch	300,000,000
Morgan Stanley & Co. International plc	300,000,000
Citigroup Global Markets Inc.	10,000,000
Credit Suisse Securities (Europe) Limited	10,000,000
Dresdner Bank AG London Branch	10,000,000
Goldman Sachs International	10,000,000
J.P. Morgan Securities Ltd.	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Nomura International plc	10,000,000
RBC Capital Markets Corporation	10,000,000
UBS Limited	10,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.485%	0.15%	99.335%
Total	U.S.$994,850,000	U.S.$1,500,000	U.S.$993,350,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 35,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated June 6, 2007, previously filed under a report of the ADB dated June 6, 2007.

(d)(i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated June 6, 2007, previously filed under a report of the ADB dated June 6, 2007.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2730
E-Mail: wolson@cgsh.com

June 12, 2007

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 6 June 2007 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 5.25 per cent. Global Notes due 12 June 2017 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 6 June 2007;

(b) the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB.

(d) the letter of instruction dated 6 June 2006 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 12 June 2007 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 April 2007.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's CAD300,000,000
4.75 per cent. Notes due 15 June 2017

Filed pursuant to Rule 3 of Regulation AD
Dated: June 15, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of CAD300,000,000 principal amount of 4.75 per cent. Notes due 15 June 2017 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated 13 June 2007 (the "Pricing Supplement"), each of which was filed previously under reports of the ADB dated July 20, 2005 and June 13, 2007, respectively. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The global agent, registrar and transfer agent of the ADB with respect to the Notes is Citibank, N.A., at its offices at Citigroup Centre, Canada Square, Canary Wharf, London E14 5BL, United Kingdom and 123 Front Street West, 11th Level, Toronto, Ontario, Canada M5J 2M3.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of 13 June 2007, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated June 13, 2007, with Royal Bank of Canada Europe Limited and The Toronto-Dominion Bank (collectively, the

"Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating CAD300,000,000 for an issue price of 99.835% less management and underwriting fees and selling concessions of 0.30%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 15 June 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.835%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount CAD
Royal Bank of Canada Europe Limited	150,000,000
The Toronto-Dominion Bank plc	150,000,000
Total	CAD300,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.835%	0.30%	99.535%
Total	CAD299,505,000	CAD900,000	CAD298,605,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$20,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated 13 June 2007, previously filed under a report of the ADB dated June 13, 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated 13 June 2007, previously filed under a report of the ADB dated June 13, 2007.

ADB
Asian Development Bank

Office of the General Counsel

15 June 2007

Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
(collectively, the "Managers")
c/o Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: 332-00-1 CAD300,000,000 4.75 per cent. Notes due 15 June 2017 (the "Notes")
Issued Under the Global Medium-Term Note Program (the "Program")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Program. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 18 January 2006 from the Department of Finance of Canada to the Treasurer of ADB confirming that the Government of Canada has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2501
information@adb.org
www.adb.org

(d) the resolution adopted by the Board of Directors of ADB on 7 December 2006 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the President of ADB dated 13 June 2007 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(f) the Borrowing Regulation of ADB dated 3 December 1992;

(g) the Terms Agreement between ADB and the Managers dated 13 June 2007 (the "Terms Agreement") relating to the issue and sale of the Notes; and

(h) the Pricing Supplement dated 13 June 2007 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for in accordance with the Terms Agreement (which Terms Agreement shall have been duly authorized, executed and delivered by the Managers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Terms Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

ARTHUR M. MITCHELL
General Counsel

END